

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 5, 2016

Andy Z. Fan
Chief Executive Officer
ChinAmerica Andy Movie Entertainment Media Co.
11015 Gatewood Drive Unit 103
Lakewood Ranch, FL 34211

> **Re: ChinAmerica Andy Movie Entertainment Media Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 000-54769**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview and Going Concern, page 8

1.   Clarify whether the Company is focused on generating revenues from consulting fees or movie production.

Executive Compensation, page 15

2.   We note your disclosure on page 15 that during the fiscal year ended December 31, 2014, the Company did not pay any compensation to executive officers. However, we note that your CEO has received shares of stock in lieu of cash compensation for the year ended

December 31, 2014. Please note that all forms of compensation paid to your named executive officer are required to be disclosed in a summary compensation table. Refer to Item 402(n) of Regulation S-K. In addition, if Mr. Fan is the sole beneficiary of all management services payments made by the Company to AF Ocean and Sichuan then these payments should be reflected as compensation for Mr. Fan in the table.

Note 4 to Financial Statements

3.   We note Company loans to related parties. Identify the related parties.

Exhibits

4.   We note that you amended the Agreement for Joints Projects of Movie Production, Promotion and Distribution on August 17, 2015. We further note that you have met your cash needs to date through the agreement and it appears that your company is substantially dependent upon this contract. Please file this agreement. We also note that you entered into an agreement with AF Ocean for management services and that you pay AF Ocean a monthly fee of $20,480. Please also file this agreement. Please refer to Item 601(b)(10) of Regulation S-K.

5.   We note your disclosure on page 18 that the Articles of Amendment to Articles of Incorporation were filed as Exhibit 3.3 to Form 10-K; however, we are unable to locate this exhibit. Please advise or file the exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications